EXHIBIT 99.1

Bezeq The Israel Telecommunication Corp. Limited

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Tel Aviv, Israel – October 25, 2010 – Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), announced that on October 25, 2010 it was served with a lawsuit and a motion to certify the lawsuit as class action, that was filed in the Tel-Aviv District Court.

The plaintiff in this motion alleges that Bezeq didn’t provide its subscribers with written notice/documentation when renewing or amending on-going transactions as required by the Israeli Consumer Protection Law. The total claim against Bezeq is NIS 98 million (approximately $27 million).

Bezeq is reviewing the lawsuit and at this stage is not able to evaluate the probability of the success of the lawsuits.

It is hereby noted that (based on the same legal issue) on October 24, 2010, Bezeq announced that its subsidiaries, Pelephone Communications Ltd., D.B.S Satellite Services (1998) Ltd. and Bezeq International Ltd. were served, based on the same legal issue as mentioned above, with three separate lawsuits and motions to certify the lawsuits as class actions, that were filed in the Tel-Aviv District Court.